UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

TRINITY PLACE HOLDINGS, INC.

(Name of Issuer)

Common Stock Par Value $0.01 Per Share

(Title of Class of Securities)

89656D101

(CUSIP Number)

Bharat Desai

DS Fund I LLC

1001 Brickell Bay Dr, Suite 3102A

Miami, FL 33131

305 347-7273

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 14, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Page 1 of 6 Pages)

CUSIP No. 89656D101	13D	Page 2 of 6

1.	Name of Reporting Person: DS Fund I LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Florida LLC
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 2,581,504
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 2,581,504
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,581,504
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 8.88%
14.	Type of Reporting Person (see instructions): OO

CUSIP No. 89656D101	13D	Page 3 of 6

1.	Name of Reporting Person: Bharat Desai
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: US Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 2,581,504
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 2,581,504
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,581,504
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 8.88%
14.	Type of Reporting Person (see instructions): IN

CUSIP No. 89656D101	13D	Page 4 of 6

1.	Name of Reporting Person: Neerja Sethi
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: US Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 2,581,504
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 2,581,504
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,581,504
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 8.88%
14.	Type of Reporting Person (see instructions): IN

CUSIP No. 89656D101	13D	Page 5 of 6

This Amendment No. 1 amends and supplements the Schedule 13D originally filed on September 24, 2012 (the “Original Schedule 13D”) with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of Trinity Place Holdings, Inc. (“TRINITY”) held by DS Fund I LLC (“DS Fund”), which is ultimately owned by Bharat Desai and Neerja Sethi through an intervening limited liability company, DS Investco LLC. The Original Schedule 13D is amended as set forth below. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

Information given in response to each Item herein shall be deemed incorporated by reference in all other Items, as applicable.

Item 1. Security and Issuer

Item 1 is hereby amended by adding the following information:

The address of TRINITY’s principal executive office is 717 Fifth Avenue, New York, New York 10022.

Item 2. Identity and Background.

Item 2 (f)(ii) is hereby amended by adding the following information:

(ii) Name	Principal Occupation	Business Address

Bharat Desai	Co-Chairman of Syntel Inc	525 E. Big Beaver Road, Troy, MI 48083

Neerja Sethi	Director of Syntel Inc	525 E. Big Beaver Road, Troy, MI 48083

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following information:

On December 8, 2015, DS Fund acquired 573,275 shares of Common Stock directly from TRINITY. pursuant to a rights offering using working capital of DS Fund for an aggregate price of $3,439,650. No other funds or consideration were borrowed or obtained for purpose of acquiring such Shares.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended by adding the following information:

(a) DS Fund is the holder of the record of 2,581,504 shares of Common Stock which constitute 8.88 % of TRINITY’s outstanding Common Stock, based on the February 14, 2017 announcement by TRINITY of the issuance of 3,585,000 shares in a private placement. Mr.Desai and Ms. Sethi may be deemed to control DS Fund. Thus Mr. Desai and Ms. Sethi may be deemed to have beneficial ownership of the shares of Common Stock.

(c) Since the filing of the Original Schedule 13D, DS Fund sold 300,000 shares of Common Stock in private transactions on February 14, 2017 at a price of $7.50 per share. Other than the foregoing transaction, DS Fund has not affected any other transaction in the Common Stock during the past sixty days.

CUSIP No. 89656D101	13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2017.

DS FUND I LLC

DS Investco LLC-Managing member

By:	/s/ Bharat Desai
Name:	Bharat Desai
Managing Member

BHARAT DESAI
/s/ Bharat Desai

NEERJA SETHI
/s/ Neerja Sethi